Exhibit 99.1

KANZHUN LIMITED Announces First Quarter 2024 Financial Results

BEIJING, May 21, 2024 – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced its unaudited financial results for the quarter ended March 31, 2024.

First Quarter 2024 Highlights

•	Revenues for the first quarter of 2024 were RMB1,703.8 million (US$236.0 million), an increase of 33.4% from RMB1,277.5 million for the same quarter of 2023.

•	Calculated cash billings[1] for the first quarter of 2024 were RMB2,050.7 million (US$284.0 million), an increase of 24.3% from RMB1,649.6 million for the same quarter of 2023.

•	Average monthly active users[2] for the first quarter of 2024 were 46.6 million, an increase of 17.4% from 39.7 million for the same quarter of 2023.

•	Total paid enterprise customers[3] in the twelve months ended March 31, 2024 were 5.7 million, an increase of 42.5% from 4.0 million in the twelve months ended March 31, 2023.

•	Net income for the first quarter of 2024 was RMB241.7 million (US$33.5 million), compared to RMB32.7 million for the same quarter of 2023. Adjusted net income[4] for the first quarter of 2024 was RMB530.7 million (US$73.5 million), an increase of 116.6% from RMB245.0 million for the same quarter of 2023.

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, remarked, “We are pleased to have achieved a strong start in the first quarter, with all financial metrics exceeding management’s expectations. In the meantime, our user scale and number of paid enterprise customers continue to grow. This result indicates that the large bilateral ecosystem of job seekers and recruiters on our platform can grow healthily and efficiently. Furthermore, our services and technology have proven our capability of covering all industries and user categories, which will support our potential for long-term and large-scale growth.”

Mr. Phil Yu Zhang, Chief Financial Officer, elaborated: “We are delighted to report a strong financial performance for this quarter, which reflects our good growth momentum. Despite the first quarter typically being a high spending season for marketing, our adjusted operating margin achieved 23%, which once again proved our business model is highly effective.”

1	Calculated cash billings is a non-GAAP financial measure, derived by adding the change in deferred revenue to revenues. For more information on the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”
2	Monthly active users refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our mobile application in a given month at least once.
3	Paid enterprise customers are defined as enterprise users and company accounts from which we recognize revenues for our online recruitment services.
4	Adjusted net income and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are non-GAAP financial measures, excluding the impact of share-based compensation expenses. For more information on the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”

First Quarter 2024 Financial Results

Revenues

Revenues were RMB1,703.8 million (US$236.0 million) for the first quarter of 2024, representing an increase of 33.4% from RMB1,277.5 million for the same period in 2023.

•	Revenues from online recruitment services to enterprise customers were RMB1,684.1 million (US$233.2 million) for the first quarter of 2024, representing an increase of 33.6% from RMB1,260.1 million for the same period in 2023. This increase was mainly driven by the user growth and increased user engagement.

•	Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB19.7 million (US$2.7 million) for the first quarter of 2024, representing an increase of 12.6% from RMB17.5 million for the same period in 2023, mainly benefiting from expanded user base.

Operating cost and expenses

Total operating cost and expenses were RMB1,612.8 million (US$223.4 million) for the first quarter of 2024, representing an increase of 17.4% from RMB1,373.7 million for the same period of 2023. Total share-based compensation expenses were RMB289.0 million (US$40.0 million) for the first quarter of 2024, representing an increase of 36.1% from RMB212.3 million for the same period of 2023.

•	Cost of revenues was RMB295.4 million (US$40.9 million) for the first quarter of 2024, representing an increase of 19.5% from RMB247.2 million for the same period of 2023, primarily due to increases in server and bandwidth cost, payment processing cost and employee-related expenses.

•	Sales and marketing expenses were RMB579.3 million (US$80.2 million) for the first quarter of 2024, representing a decrease of 7.9% from RMB628.8 million for the same period of 2023, primarily due to decreased advertising and marketing expenses, partially offset by increased employee-related expenses.

•	Research and development expenses were RMB467.6 million (US$64.8 million) for the first quarter of 2024, representing an increase of 40.4% from RMB333.1 million for the same period of 2023, primarily due to increased investments in technology as well as increased employee-related expenses.

•	General and administrative expenses were RMB270.5 million (US$37.5 million) for the first quarter of 2024, representing an increase of 64.3% from RMB164.6 million for the same period of 2023, primarily due to increased employee-related expenses.

Income/Loss from operations

Income from operations was RMB103.6 million (US$14.3 million) for the first quarter of 2024, compared to loss from operations of RMB77.3 million for the same period of 2023.

Net income and adjusted net income

Net income was RMB241.7 million (US$33.5 million) for the first quarter of 2024, compared to RMB32.7 million for the same period of 2023.

Adjusted net income was RMB530.7 million (US$73.5 million) for the first quarter of 2024, representing an increase of 116.6% from RMB245.0 million for the same quarter of 2023.

Net income per ADS and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders for the first quarter of 2024 were RMB0.56 (US$0.08) and RMB0.54 (US$0.07), respectively, compared to basic and diluted net income per ADS of RMB0.08 and RMB0.07 in the same period of 2023.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders4 for the first quarter of 2024 were RMB1.21 (US$0.17) and RMB1.18 (US$0.16), respectively, compared to adjusted basic and diluted net income per ADS of RMB0.57 and RMB0.54 in the same period of 2023.

Net cash provided by operating activities

Net cash provided by operating activities was RMB905.5 million (US$125.4 million) for the first quarter of 2024, representing an increase of 66.5% from RMB543.9 million in the same period of 2023.

Cash position

Balance of cash and cash equivalents, short-term time deposits and short-term investments was RMB11,901.6 million (US$1,648.4 million) as of March 31, 2024.

Share Repurchase Program

In March 2024, the Company’s board of directors authorized a new share repurchase program effective from March 20, 2024 for a 12-month period, under which the Company may repurchase up to US$200 million of its shares (including in the form of ADSs).

Outlook

For the second quarter of 2024, the Company currently expects its total revenues to be between RMB 1.91 billion and RMB 1.96 billion, representing a year-on-year increase of 28.4% to 31.7%. This forecast reflects the Company’s current views on the market and operational conditions in China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 8:00AM U.S. Eastern Time on Tuesday, May 21, 2024 (8:00PM Beijing Time on Tuesday, May 21, 2024) to discuss the financial results.

Participants are required to pre-register for the conference call at:

https://register.vevent.com/register/BI7c477a0afb7a48e1be8a336915dc3647

Upon registration, participants will receive an email containing participant dial-in numbers and unique personal PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhipin.com.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the exchange rate of RMB7.2203 to US$1.00 on March 29, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as calculated cash billings, adjusted net income, adjusted net income attributable to ordinary shareholders, adjusted basic and diluted net income per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company derives calculated cash billings by adding the change in deferred revenue to revenues. The Company uses calculated cash billings to measure and monitor sales growth because the Company generally bills its paid enterprise customers at the time of sales, but may recognize a portion of the related revenue ratably over time. The Company believes calculated cash billings provides valuable insights into the cash generated from sales and is a valuable measure for monitoring service demand and financial performance. The Company defines adjusted net income and adjusted net income attributable to ordinary shareholders by excluding the impact of share-based compensation expenses, which are non-cash expenses, from the related GAAP financial measures. The Company believes that these non-GAAP financial measures help identify underlying trends in the business that could otherwise be distorted by the effect of certain expenses and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP, and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for most directly comparable GAAP financial measures. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures has been provided in the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	1,260,057	1,684,087	233,243
Others	17,489	19,666	2,724
Total revenues	1,277,546	1,703,753	235,967
Operating cost and expenses
Cost of revenues(1)	(247,164)	(295,439)	(40,918)
Sales and marketing expenses(1)	(628,838)	(579,270)	(80,228)
Research and development expenses(1)	(333,068)	(467,569)	(64,758)
General and administrative expenses(1)	(164,586)	(270,472)	(37,460)
Total operating cost and expenses	(1,373,656)	(1,612,750)	(223,364)
Other operating income, net	18,811	12,590	1,744
(Loss)/Income from operations	(77,299)	103,593	14,347
Interest and investment income, net	127,393	156,056	21,614
Foreign exchange (loss)/gain	(1,099)	30	4
Other income/(expenses), net	5,642	(259)	(36)
Income before income tax expenses	54,637	259,420	35,929
Income tax expenses	(21,974)	(17,696)	(2,451)
Net income	32,663	241,724	33,478
Net loss attributable to non-controlling interests	-	3,227	447
Net income attributable to ordinary shareholders of KANZHUN LIMITED	32,663	244,951	33,925
Weighted average number of ordinary shares used in computing net income per share
—Basic	865,986,168	880,732,849	880,732,849
—Diluted	907,404,032	907,305,397	907,305,397
Net income per ordinary share attributable to ordinary shareholders
—Basic	0.04	0.28	0.04
—Diluted	0.04	0.27	0.04
Net income per ADS(2) attributable to ordinary shareholders
—Basic	0.08	0.56	0.08
—Diluted	0.07	0.54	0.07

(1)	Include share-based compensation expenses as follows:

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
Cost of revenues	10,610	10,917	1,512
Sales and marketing expenses	60,463	70,472	9,760
Research and development expenses	90,674	102,693	14,223
General and administrative expenses	50,544	104,895	14,528
	212,291	288,977	40,023

(2)	Each ADS represents two Class A ordinary shares.

KANZHUN LIMITED

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2023	March 31, 2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,472,959	2,747,166	380,478
Short-term time deposits	6,922,803	5,320,927	736,940
Short-term investments	3,513,885	3,833,494	530,933
Accounts receivable, net	16,727	25,641	3,551
Inventories	-	2,599	360
Amounts due from related parties	3,966	6,353	880
Prepayments and other current assets	442,697	678,589	93,983
Total current assets	13,373,037	12,614,769	1,747,125
Non-current assets
Property, equipment and software, net	1,793,488	1,974,101	273,410
Intangible assets, net	8,093	279,854	38,759
Goodwill	5,690	6,528	904
Right-of-use assets, net	282,612	263,953	36,557
Long-term time deposits	-	714,178	98,913
Long-term investments	2,473,128	2,863,694	396,617
Other non-current assets	4,000	-	-
Total non-current assets	4,567,011	6,102,308	845,160
Total assets	17,940,048	18,717,077	2,592,285
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	629,216	464,775	64,371
Deferred revenue	2,794,075	3,141,003	435,024
Other payables and accrued liabilities	779,046	710,525	98,407
Operating lease liabilities, current	155,014	145,044	20,088
Total current liabilities	4,357,351	4,461,347	617,890
Non-current liabilities
Operating lease liabilities, non-current	125,079	111,986	15,510
Deferred tax liabilities	28,425	28,652	3,968
Total non-current liabilities	153,504	140,638	19,478
Total liabilities	4,510,855	4,601,985	637,368
Total shareholders’ equity	13,429,193	14,115,092	1,954,917
Total liabilities and shareholders’ equity	17,940,048	18,717,077	2,592,285

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
Net cash provided by operating activities	543,910	905,541	125,416
Net cash used in investing activities	(3,962,775)	(523,462)	(72,499)
Net cash provided by/(used in) financing activities	45,789	(104,578)	(14,484)
Effect of exchange rate changes on cash and cash equivalents	(124,176)	(3,294)	(456)
Net (decrease)/increase in cash and cash equivalents	(3,497,252)	274,207	37,977
Cash and cash equivalents at beginning of the period	9,751,824	2,472,959	342,501
Cash and cash equivalents at end of the period	6,254,572	2,747,166	380,478

KANZHUN LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
Revenues	1,277,546	1,703,753	235,967
Add: Change in deferred revenue	372,011	346,928	48,049
Calculated cash billings	1,649,557	2,050,681	284,016

Net income	32,663	241,724	33,478
Add: Share-based compensation expenses	212,291	288,977	40,023
Adjusted net income	244,954	530,701	73,501

Net income attributable to ordinary shareholders of KANZHUN LIMITED	32,663	244,951	33,925
Add: Share-based compensation expenses	212,291	288,977	40,023
Adjusted net income attributable to ordinary shareholders of KANZHUN LIMITED	244,954	533,928	73,948
Weighted average number of ordinary shares used in computing adjusted net income per share (Non-GAAP)
—Basic	865,986,168	880,732,849	880,732,849
—Diluted	907,404,032	907,305,397	907,305,397
Adjusted net income per ordinary share attributable to ordinary shareholders
—Basic	0.28	0.61	0.08
—Diluted	0.27	0.59	0.08
Adjusted net income per ADS attributable to ordinary shareholders
—Basic	0.57	1.21	0.17
—Diluted	0.54	1.18	0.16